Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF PREMIUM INCOME

This announcement is made to publish the information on the unaudited accumulated premium income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2012 to 30 June 2012 was about RMB185.4 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.

The above information on premium income is unaudited.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 16 July 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian*, Wang Sidong*

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang*

* Note:	the appointment of Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang is still subject to the approval of CIRC.